

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2017

Inger M. Klemp
Chief Financial Officer
Frontline. Ltd.
Par-la-Ville Place, 14 Par-la-Ville Road,
Hamilton, HM 08, Bermuda

> **Re: Frontline Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **Filed March 21, 2016**
> **Form 6-K**
> **Filed November 30, 2016**
> **File No. 001-16601**

Dear Mr. Klemp:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> /s/ Lyn Shenk
>
> Lyn Shenk
> Branch Chief
> Office of Transportation and Leisure